American Restaurant Group Holdings, Inc.
                           450 Newport Center Drive
                        Newport Beach, California 92660
                                (714) 721-8000



VIA EDGAR                                June 25, 1998
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               Re:  American Restaurant Group Holdings, Inc.
                    Registration Statement on Form S-4
                    (File No. 33-17463)
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

          Pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended, American Restaurant Group Holdings, Inc. hereby requests that the above-referenced Registration Statement be withdrawn effective immediately upon the ground that changing market conditions did not permit the offering contemplated therein.
          No securities have been offered or sold pursuant to the above-referenced Registration Statement.

                                    Sincerely yours,

                                    American Restaurant Group Holdings, Inc.


                                    By: /s/ William J. McCaffrey, Jr.
                                        ------------------------------------
                                       Name:  William J. McCaffrey, Jr.
                                       Title:  Chief Financial Officer